SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549


                                       SCHEDULE 13G


                          Under the Securities Exchange Act of 1934

                                 (Amendment No. ___________)*

                                      GETTY IMAGES INC.
                                      (Name of Issuer)

                                        Common Stock

_______________________________________________________________________
                                (Title of Class of Securities

                                          37427610
                                       (CUSIP Number)

                                     31st December 2006
_______________________________________________________________________
                 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    X	Rule 13d-1(b)

        Rule 13d-1(c)


        Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 37427610
____________________________________________________________________________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

........Baillie Gifford & Co ....(Scottish partnership)......................
_____________________________________________________________________________
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ........................................................................

(b) ........................................................................
_____________________________________________________________________________
3. SEC Use Only
_____________________________________________________________________________
4. Citizenship or Place of Organization

SCOTLAND UK
_____________________________________________________________________________
Number of        	5. Sole Voting Power         2 574 897
Shares Bene          ________________________________________________________
ficially by	        6. Shared Voting Power          0
Owned by Each    ____________________________________________________________
Reporting 	        7. Sole Dispositive Power    3 182 797
Person With: 	_____________________________________________________________
		        8. Shared Dispositive Power     0
_____________________________________________________________________________

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         3182797 common stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)           5.32
______________________________________________________________________________

12. Type of Reporting Person (See Instructions)			IA
.._____________________________________________________________________________










...............................................................................





Item 1.
      (a) Name of Issuer   GETTY IMAGES INC.

      (b) Address of Issuers Principal Executive Offices
      601 North 34th Street
      SEATTLE WA 98103

Item 2.
      (a) Name of Person Filing			Baillie Gifford & Co

      (b) Address of Principal Business Office or, if none, Residence

                                                            Calton Square
      							    1 Greenside Row
      							    Edinburgh EH1 3AN
      							    Scotland
      							    UK

      (c) Citizenship					    Scotland UK

      (d) Title of Class of Securities			    Common stock

      (e) CUSIP Number   				    37427610

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a) 		Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o).


(b) 		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c) 		Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).


(d) 		Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C 80a-8).


(e) 	X	An investment adviser in accordance with rule 240.13d-1(b)(1)(ii)(E)


(f) 		An employee benefit plan or endowment fund in accordance with with 240.13d-1(b)(1)(ii)(F)


(g) 		A parent holding company or control person in accordance with rule 240.13d-1(b) (1)(ii)(G)


(h) 		A savings associations as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813)


(i) 	        A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)


(j) 		Group in accordance with rule 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.




Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule
13d-1(b) (ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to rule 240.13d-1(b)(1)(ii)(J) so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to rule 240.13d-1(c) or rule 240.13d-1(d) attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to rule 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to rule 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                9th February 2007
                      ______________________________________
                                        Date
                      _______________________________________
                                      Signature

                                    Robin Menzies
                          Partner of Baillie Gifford & Co
                         ___________________________________
                                    Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule,including all exhibits. See rule 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)